Exhibit (k)(5)

FIRST AMENDMENT TO THE EXPENSE LIMITATION AGREEMENT

THIS AMENDMENT is made as of the __ day of ________, 2017, (the “effective date”) by and among Infinity Core Alternative Fund, a Maryland statutory trust (the “Fund”), Vivaldi Asset Management, LLC, an Illinois limited liability company (“the Investment Manager”) and Infinity Capital Advisors, LLC, a Georgia limited liability company (the “Sub-Adviser”)

WITNESSETH:

WHEREAS, the Investment Manager, Sub-Adviser and the Fund previously entered into an Amended and Restated Expense Limitation and Reimbursement Agreement, dated July 28, 2016, (the “Agreement”) under which the Investment Manager and Sub-Adviser have agreed to limit the covered operating expenses of the Fund to 1.50% of the net assets of the Fund on an annualized basis; and

WHEREAS, the Investment Manager, Sub-Adviser and the Fund desire to amend the Agreement in accordance with terms thereof;

NOW THEREFORE, in consideration of the above premises, the Investment Manager, Sub-Adviser and the Fund hereby amend the Agreements by:

(1)	Replacing item (2) with the following language

2.      The Investment Manager and Sub-Adviser jointly and severally agree with the Fund to waive the Investment Management Fee and other fees, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any commitment or non-use fees related to the Fund’s line of credit and any acquired fund fees and expenses) will not exceed 1.50% of the net assets of the Fund on an annualized basis (the “Expense Limitation”).

IN WITNESS WHEREOF, the Investment Manager, Sub-Adviser and the Fund have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

INFINITY CORE ALTERNATIVE FUND	VIVALDI ASSET MANAGEMENT, LLC

By:	By:
Title:	Title:

INFINITY CAPITAL ADVISORS, LLC

By:
Title: